UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2021

American Hospitality Properties REIT, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10999

Delaware	83-2386947
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14643 Dallas Parkway, Suite 970 Dallas, Texas (Address of principal executive offices)	75254 (Zip Code)

(214) 750-2967

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those expressed or implied in forward-looking statements for many reasons, including the risks described elsewhere in this Semiannual Filing.

The following discussion and analysis are based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of June 30, 2021.

American Hospitality Properties REIT, Inc. a Delaware corporation, was organized to engage primarily in the acquisition and management of premium branded hotels and other real estate-related assets either secured by or related to hotel properties in the United States. We believe that the current hospitality real estate environment provides us the opportunity to acquire attractively priced hotel properties. We anticipate being able to increase the value of the investment we make through applying sound acquisition policies and taking advantage of the disparity between the purchase price and the stabilized value and replacement costs of the properties. The Company expects to acquire the investments at prices that are less than the stabilized values and replacement costs of the properties. The Company expects to generate positive cash flow from its investments based on a number of factors, including reducing expenses, acquiring properties in areas we believe are business destinations, operating our properties under widely recognized brands and acquiring the properties at prices below the current replacement costs.

Operating Results

As of June 30, 2021, the only business activities in which the Company has engaged has been the issuance of stock in its initial offering pursuant to the terms of its offering statement that was qualified by the SEC on July 19, 2020 and to make an aggregate investment of $1,565,000 in its affiliate, PAH Charlotte Hospitality JV, LLC, which owns a 173-Room Hilton Doubletree Hotel in Charlotte, North Carolina, (the “Preferred Interest”). As of June 30, 2021, the Company has sold $4,800,209.17 in shares of its common stock. We expect to use substantially all of the net proceeds from our initial offering to invest in and manage a diverse portfolio of hotel properties and other real estate-related assets. To meet our need for cash, we are attempting to raise money from our initial offering. The maximum aggregate amount of the offering will be required to fully implement our business plan. If we are unable to successfully generate revenue, we may quickly use up the proceeds from the offering and will need to find alternative sources. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely.

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Liquidity and Capital Resources

We are dependent upon the net proceeds from our initial offering to conduct our proposed operations. We will obtain the capital required to purchase the Properties and conduct our operations from the proceeds of the offering, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2021, we have only acquired the Preferred Interest, and our total operating assets consist of $7,060 in cash.

If we are unable to raise substantially more funds in the offering than the amount that we have raised as of June 30, 2021, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered company, regardless of whether we are able to raise substantial funds in our initial offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. To the extent that we have insufficient funds for maintenance and repair of the properties, we may establish reserves from gross offering proceeds or out of cash flow from operations.

We currently have no outstanding debt. Once we have fully invested the proceeds of the offering, we expect our debt financing to be approximately 70% of the value of our assets. Our charter does not limit us from incurring debt.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager and its affiliates. During our organization and offering stage, these payments will include payments to our Manager for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager and its affiliates in connection with the selection and purchase of the investments, the management of the properties and costs incurred by our Manager and its affiliates in providing services to us. For a discussion of the compensation to be paid to our Manager and its affiliates, see “Management Compensation.”

We are highly dependent upon the success of the offering, as described herein. Therefore, the failure thereof would result in the need to seek capital from other resources such as incurring indebtedness, which would likely not be possible for the Company. However, if such financing will available, because we are a development stage company with no operations to date, we would likely have to pay additional costs in order to obtain such debt financing. If the Company cannot raise additional proceeds through a private placement of its equity or debt securities, or secure a loan, the Company would be required to cease business operations. As a result, stockholders would lose all of their investment.

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Item 2.	Other Information

None

Item 3.	Financial Statements

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Balance Sheets

	June 30, 2021	December 31, 2020
	(unaudited)	(audited)
ASSETS
Cash	$7,060	$2,035
Preferred equity investment in hotel property	1,565,000	1,565,000
TOTAL ASSETS	$1,572,060	$1,567,035

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Liabilities
Accounts payable	$147,346	$149,534
Accrued audit expense	-	31,500
Due to Manager	481,615	191,502
Total Liabilities	628,962	372,536

Commitments and contingencies

Stockholders’ equity (deficit)
Common stock (Common stock ($0.01 par value, 1 million shares authorized, 502,254 and 2,500 shares issued and outstanding, respectively)	5,176	5,023
Additional paid-in capital	3,624,153	3,544,147
Accumulated deficit	(2,686,231)	(2,354,670)
Total stockholders’ equity (deficit)	943,098	1,194,499
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$1,572,060	$1,567,035

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Statement of Operations

(Unaudited)

For The Six Months
Ended
June 30, 2021

Revenues	$-

Operating Expenses
Marketing and due diligence expense	47,647
Marketing payroll expense	202,068
Organization expenses	450
Consultant expenses	70,000
Other	11,395
Total operating expenses	331,561

Net loss before income taxes	(331,561)
Income tax expense (benefit)	-

Net Loss	$(331,561)

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Statement of Changes in Stockholders’ Equity (Deficit)

(Unaudited)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance at December 31, 2019	2,500	25	24,975	(755,985)	(730,985)

Common stock issued	499,754	4,998	4,635,388		4,640,385
Distributions			(109,946)		(109,946)
Offering costs - commissions			(449,546)		(449,546)
Offering costs - legal			(484,143)		(484,143)
Offering costs - transfer agent			(72,581)		(72,581)
Net loss				(1,598,685)	(1,598,685)

Balance at December 31, 2020	502,254	5,023	3,544,147	(2,354,670)	1,194,499

Common stock issued	15,366	154	139,846		140,000
Offering costs - commissions			(7,920)		(7,920)
Offering costs - legal			(36,810)		(36,810)
Offering costs - transfer agent			(15,110)		(15,110)
Net loss				(331,561)	(331,561)

Balance at June 30, 2021	517,621	$5,176	$3,624,153	$(2,686,231)	$943,099

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Statement of Cash Flow

(Unaudited)

For The Six Months
Ended
June 30, 2021
Cash flows from operating activities:
Net loss	$(331,561)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Change in other operating assets and liabilities:
Accounts payable	(2,188)
Accrued audit expense	(31,500)
Due to Manager	290,113
Net cash provided by (used in) operating activities	(75,135)

Cash flows from investing activities:
Net cash provided by (used in) investing activities	-

Cash flows from financing activities:
Proceeds from common stock issued	140,000
Offering costs paid	(59,840)
Net cash provided by (used in) financing activities	80,160

Net increase (decrease) in cash	5,025

Cash, beginning of period	2,035
Cash, end of period	$7,060

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

June 30, 2021

(Unaudited)

1. ORGANIZATION

American Hospitality Properties REIT, Inc., (the “Company”), a Delaware corporation, was formed for the sole purpose of investing in hotel properties (the “Properties” and each a “Property”), located in the United States, and to that end, hold, improve, mortgage, maintain, refinance, manage, lease and dispose of the Properties, acquire, own, manage and transfer the loans, and to that end hold, maintain, manage, dispose of and foreclose upon the property secured by the loans. The Company intends to purchase the Properties from unaffiliated sellers. The Company will own the Properties either directly or through special-purpose entities; however, the Company may purchase some of the Properties in connection with joint venture partners and may acquire long-term ground lease interests.

The Company was incorporated on August 13, 2018 and commenced operations on November 8, 2018 (“Inception”). On April 6, 2019, the Company changed its name from American Hospitality Properties Fund IV, Inc. to American Hospitality Properties REIT, Inc.

The Company is currently managed by Phoenix American Hospitality, LLC, (the “Manager”). The Manager expects to operate the Company for approximately five years, and no more than ten years. The Company in the process of offering up to 5,000,000 shares of stock for issuance at $10.00 per share in a Regulation A Offering Circular (the “Offering”), pending approval by the Securities and Exchange Commission. The Manager is entitled to be reimbursed for organization and offering expenses associated with the Offering, in an amount up to 2.5% of the gross offering proceeds from the Offering.

The Company has obtained the services of Phoenix American Financial Services, Inc. (“PHXA”) to administer the record keeping of the investors of the Company. PHXA is not related to the Manager and is an independent company in San Rafael, CA. PHXA will be responsible for maintaining the active list of investors, including the number of shares and amounts invested, distributing dividends, calculating commissions, and issuing statements to the investors.

2. SIGNFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

b)	Going Concern

Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued or available to be issued.

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

June 30, 2021

(Unaudited)

As of June 30, 2021, the Company has accumulated losses of approximately $2.7 million since inception. Since inception, the Company has financed its activities principally from issuance of common stock in the Offering, as indicated in Note 1. As of June 30, 2021, the Company’s liabilities exceed its cash. The extent and duration of the negative impacts from COVID-19 to the Company and the effectiveness of any plans implemented by the Company to mitigate any negative impacts are additionally not known. The Company requires funding for its operations. Because of the Company’s anticipated losses in the development stage and the uncertainty of future revenue, there exists substantial doubt about the ability of the Company to continue as a going concern within one year from the date these financial statements are issued. Although the Company is seeking to raise funds in the Offering to finance its initial operations, the availability of such funds is uncertain. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

c)	Cash

Cash is currently maintained at a major financial institution in the United States. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, the Company regularly monitors the financial stability of the financial institutions and believes that the Company is not exposed to any significant credit risk.

As of December 31, 2019, there were $622,930 in funds held in escrow. As of January 23, 2020, the Company reached the minimum $1,000,000 of investment in the Company, at which time the funds were released from escrow.

Future investments in the Company are temporarily held in escrow at Chase Bank, NA (“Chase”). Investors wishing to purchase shares in the Company submit the appropriate paperwork to the Transfer Agent and their investment funds to Chase. These funds are not accessible to the Company or any creditors of the Company until they have been released from the escrow account and delivered to the Company account. Chase holds these funds in escrow until PHXA has verified that all paperwork is in order and the Company has accepted the investment(s), at which time the funds are delivered to the Company account.

d)	Prospective Ventures

The Company accounts for costs incurred in the pursuit of real estate investment opportunities in accordance with FASB ASC 970-340-25-4A. Significant preacquisition costs are capitalized and presented separately on the balance sheets. When the property is acquired, the preacquisition costs are reclassified and included in the cost of the property. If it becomes probable that the real estate will not be acquired, the capitalized preacquisition costs are then charged to expense except to the extent that they are recoverable upon closing or from the sale of the options, plans, blueprints, etc. The Company had no capitalized preacquisition costs in prospective ventures at December 31, 2020.

e)	Organization Costs

Organization costs include costs to establish the Company and enable it legally to do business, including incorporation fees, legal services pertaining to the organization and incorporation of the business, drafting of bylaws, and audit fees related to the initial registration and seed capital audit. Organization costs are charged to expense as they are incurred.

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

June 30, 2021

(Unaudited)

f)	Offering Costs

Offering costs include the legal, accounting, printing, mailing and filing fees, charges of the Company’s escrow holder and transfer agent, the reimbursement of bona fide due diligence expenses of broker dealers and commissions of selling broker dealers. These offering costs have been offset against proceeds received from the Offering in the statement of changes in stockholders’ equity (deficit).

Offering costs also include various charges of the Manager and other marketing related expenses. These offering costs are charged to expense as incurred.

g)	Income Taxes

The Company intends to elect to be taxed as a REIT under the Code and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

The Company follows FASB ASC 740, “Income Taxes,” when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The computation of the annual estimated effective tax rate at each period requires certain estimates and significant judgment including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in various jurisdictions, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is obtained, additional information becomes known or as the tax environment changes.

h)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, and contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates used by the Company.

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

June 30, 2021

(Unaudited)

3. Related Party Transaction

As indicated in Note 1, the operations of the Company are administered by the Manager. The following is a summary of fees that will be paid to the Manager, or an affiliate, pursuant to the Offering circular. In the cases of partial ownership through a joint venture entity, the percentage of such fees that will be attributable to the Company will be equal to the Company’s percentage ownership interest in the joint venture entity associated with a specific Property. See the Offering circular for further details.

Acquisition Fees

The Manager or an affiliate will be entitled to receive an acquisition fee in an amount up to 3% of the gross purchase price of each Property, including any debt attributable to such Property and any significant capital expenditures budgeted as of the date of acquisition (the “Acquisition Fee”).

Asset Management Fees

The Manager shall be entitled to receive a quarterly asset management fee in an amount up to 1% of gross revenues from the Properties (the “Asset Management Fee”).

Construction Management Fees

The Manager or an affiliate shall be entitled to receive a construction management fee in an amount up to 4% of the value of any construction or repair project at the Property (the “Construction Management Fee”).

Financing Fee

The Manager or an affiliate will be entitled to receive a financing fee in an amount up to 1% of the amount of any financing or refinancing obtained by the Company, or an affiliate, with respect to the Property. In the event a third-party loan broker is used, such third-party loan broker’s fee will be paid separately by the Company; provided, however, that the sum of the financing fee and any amount paid by the Company to a third-party loan broker will not exceed 1% of the financing obtained (the “Financing Fee”).

Disposition Fee

The Manager will be entitled to receive a disposition fee in an amount up to 1% of the gross sales price of each Property in connection with any sale, exchange or other disposition of the applicable Property. Any broker fee in an amount up to 1% of the gross sales price of the Property due a third-party broker in connection with any sale, exchange or disposition of a Property will be paid by the Manager out of its disposition fee (the “Disposition Fee”).

Hotel Management Fees

The daily hotel operations of the Properties will be managed by PAH Management, LLC, a Delaware entity (the “Hotel Manager”), a related party to the Manager. This entity consists of ownership that includes parties that own portions of Phoenix American Hospitality, LLC. The management will be defined by an individual management agreement between each Property and PAH Management, LLC. The Hotel Manager is entitled to receive 3% of the total hotel operation revenues, which are paid monthly in arears (the “Hotel Management Fees”).

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AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

June 30, 2021

(Unaudited)

For the years ended December 31, 2020 and 2019, the Company has incurred expenses owed to the Manager of $751,146 and $534,979 in sales staff payroll and $230,000 and $0 for direct payroll allocations, respectively. As of December 31, 2020 and 2019, the Manager was owed $191,502 and $840,184, respectively, for expenses it has paid on behalf of the Company, including expenses for sales staff payroll, organization expenses, and general administrative expenses.

4. Manager Commitment

The Manager will commit an investment amount of at least $250,000 to the Company, $125,000 of which has been committed as the date of this Offering Circular and the other $125,000 will be payable upon the termination of this offering. As of December 31, 2020, the Manager has invested $25,000 in the Company.

5. Acquisitions

The Company purchased 1,565 Series A Redeemable Cumulative Preferred Units in PAH Charlotte Hospitality JV, LLC (“PAH Charlotte”) at $1,000 per unit on September 30, 2020. PAH Charlotte directly owns the Doubletree Charlotte Hotel in Charlotte, North Carolina, and is managed by the Manager. The units will receive a 12% preferred return, paid semi-annually, in either cash payments or additional units.

6. Distributions of Cash Flow from Operations

Once the Company begins to pay dividends, they expect to declare and pay them on a quarterly basis, or less frequently as determined by the Manager, in arrears. Any dividends paid will be based on, among other factors, the present and projected future cash flow.

Once applicable, the REIT distribution requirements generally require that the company make aggregate annual dividend payments to the stockholders of at least 90% of the REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain.

The Company issued a special cash dividend of $0.22 per share of common stock for all stockholders on record as of July 31, 2020, which was paid on August 7, 2020.

The Company did not have positive earnings or accumulated earnings for the year ended December 31, 2020. As such, the distributions were treated as a reduction of additional paid-in capital in the statement of changes in stockholders’ equity (deficit)

7. Income Taxes

The Company’s deferred assets as of December 31, 2020 and 2019 were as follows:

	2020	2019
Deferred tax assets:
Net operating losses	$494,481	$158,757
Total deferred tax assets	494,481	158,757
Deferred tax liabilities	-	-
Net deferred tax assets (liabilities), before valuation allowance	494,481	158,757
Less valuation allowance	(494,481)	(158,757)
Net deferred tax assets (liabilities), after valuation allowance	$-	$-

As of December 31, 2020, The Company had approximately $2,354,670 and $755,985 in federal net operating losses available to be carried forward to offset future taxable income.

The Company files corporate income tax returns in the United States (federal) and in the state of Texas. The Company is subject to federal, state and local income tax examinations by tax authorities through inception. Tax years 2018 through 2020 remain subject to examination by major tax jurisdictions.

For the years ended December 31, 2020 and 2019 the Company has recognized income tax expense (benefit) of $0 and $0, respectively, for our estimated federal and state income tax provision including both current and deferred income taxes. There were no differences in the expected tax expense for federal income tax purposes (21%) computed on the net loss before income taxes, other than the 100% valuation allowance on the Company’s deferred tax assets. The Company’s valuation allowance on deferred tax assets increased by $335,724 and $156,867 for the years ended December 31, 2020 and 2019, respectively.

8. Subsequent Events

There are no subsequent events.

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Item 4.	Exhibits

Exhibit Number	Description

2.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A (File No. 024-10999) filed on May 15, 2019)

2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A (File No. 024-10999) filed on May 15, 2019)

6.1	Amended and Restated Management Agreement (incorporated by reference to Exhibit 6.1 to the Company’s Post-Effective Amendment (File No. 024-10999) filed on November 17, 2020)

6.2	Amendment to PAH Charlotte Hospitality JV Company Agreement (incorporated by reference to Exhibit 6.2 to the Company’s Form 1-K for the fiscal year ended December 31, 2020 (File No. 024-10999) filed on September 9, 2021)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas on October 12, 2021.

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

By:	/s/ W.L. “Perch” Nelson
Name:	W.L. “Perch” Nelson
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ W.L. “Perch” Nelson	Chief Executive Officer	October 12, 2021
W.L. “Perch” Nelson	(Principal Executive Officer)

/s/ Jay Anderson	Executive Vice President	October 12, 2021
Jay Anderson	(Principal Financial and Accounting Officer)

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